                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Rule 13d - 102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(b)



                        Haverty Furniture Companies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  419596-20-0
                                  -----------
                                 (CUSIP Number)

CUSIP NO. 419596-20-0
         ------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Frank S. McGaughey, Jr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    204,255
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   204,255
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          204,255
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.21%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

CUSIP NO. 419596-20-0
         ------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Ridge Partners, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    204,255
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   204,255
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          204,255
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.21%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON

          PN
          ---------------------------------------------------------------------

                                SCHEDULE 13G

         This initial Schedule 13G is being filed to reflect the decision of the persons filing to switch from Schedule 13D to Schedule 13G.

Item 1(a).        Name of Issuer:

         Haverty Furniture Companies, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         866 West Peachtree St., N.W., Atlanta, Georgia  30308

Item 2(a).        Name of Person Filing:

         Frank S. McGaughey, Jr. and Ridge Partners, L.P.("Ridge Partners").
Mr. McGaughey is the general partner of Ridge Partners. Mr. McGaughey disclaims beneficial ownership of the shares of Common Stock beneficially owned by Ridge Partners, except to the extent of his partnership interest.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         3180 Lemons Ridge, Atlanta, Georgia  30339

Item 2(c).        Citizenship:

         United States of America

Item 2(d).        Title of Class of Securities:

         Class A Common Stock, $1.00 par value per share

Item 2(e).        CUSIP Number:

         419596-20-0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

         (h)[x] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership as of December 31, 1997:

         (a)      Amount beneficially owned:  204,255

         (b)      Percent of class:  7.21%

         (c)      Number of shares as to which such person has

                  (i)       sole power to vote or direct the vote:  204,255

                  (ii)      shared power to vote or direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of: 204,255

                  (iv)      shared power to dispose or direct the disposition
                            of:  0

Item 5.  Ownership of Five Percent or Less of a Class:

         N/A

                                SCHEDULE 13G

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         N/A

Item 8.  Identification and Classification of the Members of the Group:

         See Item 3(h).

Item 9.  Notice of Dissolution of Group:

         N/A

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13G

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ Frank S. McGaughey, Jr.
                                 ---------------------------------
                                     Frank S. McGaughey, Jr.



                                 Ridge Partners, L.P.


                                 By:  /s/ Frank S. McGaughey, Jr.
                                 ---------------------------------
                                          Frank S. McGaughey, Jr.
                                          General Partner

                                  SCHEDULE 13G



                                    EXHIBIT A


                                Members of Group



Name                                                             Classification
----                                                             --------------

Frank S. McGaughey, Jr.                                                 IN

Ridge Partners, L.P.                                                    PN
